06050927

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35271

RECEIVED OCT 2 6 200 185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/05 (MM/DD/YY) AND ENDING 07/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ATEL SECURITIES CORPORATION**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 CALIFORNIA STREET. 6th floor
(No. and Street)

SAN FRANCISCO (City) **CALIFORNIA** (State) **94108** (Zip Code)

PROCESSED NOV 0 1 2006 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SAMUEL SCHUSSLER **415-616-3404** (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) **New York** (City) **NY** (State) **10036** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED OCT 2 6 2006 BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ______ SAMUEL SCHUSSLER ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ______ ATEL SECURITIES CORPORATION ______, as of July 31 ______, 20 06 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

____

____

____

Signature

CHIEF ACCOUNTING OFFICER

Title

Notary Public

NOEMI RAMOS
Commission # 1443704
Notary Public - California
San Francisco County
My Comm. Expires Oct 5, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control.
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATEL Securities Corporation
Statement of Financial Condition

As of July 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

Phone: (415) 894-8000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
ATEL Securities Corporation

We have audited the accompanying statement of financial condition of ATEL Securities Corporation (the Company) as of July 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ATEL Securities Corporation at July 31, 2006 in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Ernst + Young LLP

October 19, 2006

ATEL Securities Corporation

Statement of Financial Condition

July 31, 2006

Assets		
Cash	$	260,884
Notes receivable from parent including accrued interest		570,123
Receivable from affiliated funds		160,565
Receivable from employees		16,676
Prepaid expenses		4,256
Total assets	$	1,012,504
Liabilities and shareholder's equity		
Liabilities:		
Accounts payable – trade	$	1,050
Commissions payable – third parties		47,535
Due to parent, net		83,524
Accrued liabilities		82,014
Total liabilities		214,123
Shareholder's equity:		
Common stock, no par: 100,000 shares authorized, 10,000 shares issued and outstanding, inclusive of amounts representing additional paid-in capital		260,233
Retained earnings *(see Note 6)*		538,148
Shareholder's equity		798,381
Total liabilities and shareholder's equity	$	1,012,504

See accompanying notes.

ATEL Securities Corporation

Notes to Financial Condition

July 31, 2006

1. Organization

ATEL Securities Corporation (the Company) was incorporated under the laws of the State of California on November 26, 1985. In February 1986, the Company was registered as a securities broker/dealer for the purpose of selling units in affiliated Funds of ATEL Financial Services, LLC (the Parent). The Company is a wholly owned subsidiary of the Parent. The financial position of the Company would be significantly different if the Company were autonomous.

2. Significant Accounting Policies and Basis of Presentation

The financial statement of the Company have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Cash

Cash includes cash balances at a financial institution in a standard noninterest-bearing account.

Income Taxes

The Company provides deferred income taxes under the liability method of accounting. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are in effect. As of July 31, 2006, there were no differences between the financial reporting and tax basis of assets and liabilities. The Company's tax liability through July 31, 2005 of approximately $167,000 has been paid by an affiliated company which owns 100% of the Company's Parent. In accordance with its expense sharing agreement, the Company is responsible for its own tax liability. During the fiscal year ended July 31, 2006, the affiliated company elected to relieve this obligation of the Company and this amount has been reflected as an additional capital contribution.

3. Net Capital Requirement

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). During the fiscal year ended July 31, 2006, the Parent contributed $50,000 in cash of additional paid-in capital to the Company. Net capital at July 31, 2006 was $130,286, which exceeded minimum net capital requirements by $121,579. The ratio of aggregate indebtedness to net capital was approximately 1.00 to 1.

4. Related-Party Transactions

In February 2006, the Company advanced $300,000 and $250,000, to the Parent. The advances are recorded as demand notes with simple interest thereon, accruing interest quarterly at the applicable prime rate as published by Federal Reserve Release H.15 which approximated between 7.50% and 8.25% for the period. The principal amount of the notes and all unpaid interest are payable upon demand of the Company. All payments or pre-payments shall be applied first to interest, and then to outstanding principal. The Parent may prepay all or any portion of these notes at any time, without penalty. Accrued interest receivable at July 31, 2006 was $20,123.

The Company was obligated to advise the National Association of Security Dealers (NASD) of these loans to equity holders, by nature of their totaling $500,000 or more within a thirty day period. While notification is mandated pursuant to SEC Rule 240. 15c3-1(e)(1)(iii)(B), Net Capital Requirements For Brokers or Dealers (the "Rule"), it was not accomplished within the prescribed time frame due to an oversight. Subsequently, the Company formally notified the NASD of the oversight to comply with the Rule.

At July 31, 2006, the Company's indebtedness to its Parent for compensation and overhead totaled $83,524 and is reflected on its statement of financial condition as due to Parent, net.

In addition to the reclassification of approximately $167,000 of taxes paid on behalf of the Company as described in Note 2, an additional amount of approximately $23,000 due to an affiliated company was relieved and reclassified as additional paid in-capital.

4. Related-Party Transactions (continued)

During the fiscal year ended July 31, 2006, certain affiliated Funds of the Parent agreed to redeem units held by persons asserting claims against the Company to resolve the claims and thereby limit the affiliated Funds' liability for litigation costs under the affiliated Funds' indemnification obligations.

5. Regulatory Requirements

In management's opinion, the Company was exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended July 31, 2006 because it does not hold customer funds or securities.

6. Adjustments to Shareholder's Equity

In July 2006, as a result of the Company's review of the financial statement, the Company determined that $45,000 of costs incurred by the Company for professional services should have been recorded in the prior year. Therefore, the Company restated shareholder's equity at July 31, 2005 to reduce shareholder's equity by $29,250 for the after-tax effect of this adjustment.

Supplemental Information

ATEL Securities Corporation

Computation of Net Capital Pursuant to Rule 15c3-1

July 31, 2006

1. Total ownership equity	$	798,381
2. Deduct ownership equity not allowed for net capital		–
3. Total ownership equity qualified for net capital		–
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other deductions or allowable credits		–
5. Total capital and allowable subordinated liabilities		798,381
6. Deductions and/or charges		
A. Total nonallowable assets		(668,096)
B. Secured demand note deficiency		–
C. Commodity futures contracts and spot commodities – proprietary capital charges		–
D. Other deductions and/or charges		–
7. Other additions and/or allowable credits		–
8. Net capital before haircuts on securities position		130,285
9. Haircuts on securities:		–
A. Contractual securities commitments		–
B. Subordinated securities		–
C. Options		–
1. Exempted securities		–
2. Debt securities		–
3. Options		–
4. Other securities		–
D. Undue concentration		–
E. Other		–
10. Net Capital	$	130,285

ATEL Securities Corporation

Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

July 31, 2006

11. Minimum net capital required (6-2/3% of Line 18)	$	8,707
12. Minimum dollar requirement		5,000
13. Net capital requirement (greater of Line 11 or 12)	$	8,707
14. Excess net capital	$	121,578
15. Excess net capital @1000% (net capital – 10% of aggregate indebtedness)	$	117,225
Computation of Aggregate Indebtedness		
16. Total aggregate indebtedness liabilities from statement of financial condition	$	130,599
17. Add:		
A. Drafts for immediate credit		–
B. Market value of securities borrowed where no equivalent value is paid or		–
C. Other unrecorded amounts		–
18. Total aggregate indebtedness	$	130,599
19. Ratio of aggregate indebtedness/net capital		1.00
Other Ratios		
20. Percentage of debt to debt equity		0.00%

There are no material differences between the amounts presented above and the amounts presented in the Company's July 31, 2006 unaudited FOCUS Part II Report

ATEL Securities Corporation

Exemptive Provision Under Rule 15c3-1

Exemptive provision under Rule 15c3-3:

25. If an exemption from Rule 15c3-3 is claimed, identify the section upon which such exemption is based

A. (k)(1) – $2,500 capital category as per Rule 15c3-1
B. (k)(2)(i) – "Special Account for Exclusive Benefit of Customers" maintained X
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis

Clearing Firm SEC #s	Name	Product Code
8-		
8-		
8-		
8-		
8-		

D. (k)(3) – Exempted by order of the Commission

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

Phone: (415) 894-8000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Board of Directors
ATEL Securities Corporation

In planning and performing our audit of the financial statement and supplemental schedules of ATEL Securities Corporation (the "Company") for the year ended July 31, 2006, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment and accounting system and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statement of the Company for the year ended July 31, 2006, and these conditions do not affect our report on the financial statement of the Company dated October 19, 2006.

The Company does not control the financial reporting process, and is thus dependent on its Parent, ATEL Financial Services, LLC, who is responsible for maintaining the accounting records and providing the Company with the financial statement in accordance with generally accepted accounting principles and computing the Company's net capital computation in accordance with Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. AFS's accounting and disclosure controls and procedures had design deficiencies in the areas listed below which were determined to be ineffective.

We found a lack of adequate accounting and disclosure controls and procedures in the following areas:

1. Allocation of costs incurred by the Parent on behalf of the Company.
2. Financial statement close process on an annual and quarterly basis, including evaluating the relative significance of misstatements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we noted two matters identified in the seventh paragraph above that we consider to be material inadequacies as defined above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

October 19, 2006